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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For          PRESS RELEASE ISSUED ON NOVEMBER 21,  2001
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             QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F_____                                    Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____                                No  __X__

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   Press Release dated November 21, 2001 (#32/01)

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NOVEMBER 21, 2001                                                         32/01

FOR IMMEDIATE RELEASE                                               Page 1 of 2

                             QUEBECOR WORLD EXPANDS
              LATIN AMERICAN DIRECTORY PLATFORM TO EIGHT COUNTRIES

BUENOS AIRES & MONTREAL- Quebecor World Inc. today announced that it has signed a major long-term telephone directory printing contract with Telecom Argentina, a subsidiary of Telecom France. Quebecor World will print approximately
4 million telephone directories or 4.1 billion printed pages annually. The contract covers directories for all of Argentina's major cities servicing a market of 37 million people.

Quebecor World has grown it's share of the Latin America directory market from 3% in 1998 to approximately 40% today. Quebecor World now prints almost 58 billion directory pages a year for eight Latin American countries at its facilities in Mexico City, Lima, Recife, Sao Paulo and Buenos Aires. This is more than all the directory pages Quebecor World prints in Canada where it has more than 90% per cent of the market. See attached map or go to our website at www.quebecorworld.com/htmen/11_0/pdf/latindirec_network.pdf

Our customers are among the largest directory publishers in the region including, Telecom Argentina, Listel, ADSA, and TeleListas. The Latin American directory market is expected to grow by approximately 10% per year during the next several years.

The five-year agreement with Telecom Argentina is payable in $U.S. and includes an additional two-year option. The majority of the directories will be printed in a newly expanded Quebecor World facility in the Buenos Aires suburb of Pilar. Quebecor World is investing in state-of-the-art prepress, and transferring modern press and bindery equipment from North America to the recently expanded Buenos Aires plant.

"We are delighted to sign this agreement with Telecom Argentina, an integral part of the world leading telecommunications group, Telecom France," said Guy Trahan, President Quebecor World Latin America. "Our customer asked us to print in Argentina. The volumes in this enabling contract support an investment, with good returns, in an Argentine based plant. We are installing modern, highly efficient press and bindery equipment and linking our facility by a high-speed satellite and fiber optic network to our other global facilities. This improves customer service and opens export opportunities, thus significantly enhancing our investment."

"Telecom Argentina is committed to supporting our community through local purchasing but we have demanding standards for price, quality and delivery," commented Alejandro Martins, Director General of Paginas Amarillas del Grupo Telecom. "Quebecor World's newly expanded Pilar facility, backed by the Quebecor World network, will ensure that we can satisfy our rapidly growing print demands in the coming years from a state of the art domestic location that is internationally competitive."


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FOR IMMEDIATE RELEASE                                               Page 2 of 2

In addition, the creation of a directory module in our Pilar plant extends our network of directory facilities in Latin America. This network gives us exceptional flexibility to service customers across the region.

Quebecor World is now the leading supplier of directories in the Americas in that it services publishers in Argentina, Brazil, Peru, Mexico, the Caribbean, Central America, the United States and Canada. The Telecom Argentina directory contract is the fourth long-term directory contract that Quebecor World has won in the last year in Latin America. Other major directory contracts were won in Brazil, Peru and Mexico.

Telecom Argentina, a subsidiary of Telecom France is one of Argentina's leading telecommunications firms. It is licensed for an unlimited period of time to provide with national coverage Basic Telephone Services, which includes the provision of local, domestic and international long-distance telephone services, and the supply of fixed telecommunications links.

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -


FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

Guy Trahan
President, Quebecor World Latin America
Buenos Aires, Argentina
54-11-4313-7107

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    QUEBECOR WORLD INC.



                            By:       /s/ Marie D. Hlavaty
                            Name:   Marie D. Hlavaty
                            Title:  Vice President, General Counsel & Secretary



Date: November 21, 2001